UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Basic Policy Regarding Management Integration:

Aiming at One of the “Global Top 5”

Tokyo, September 10, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG, President and CEO, Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ, President and CEO, Ryosuke Tamakoshi) have today formulated and agreed the following basic policy regarding management integration of MTFG and the UFJ Group. The new group will create Japan’s “premier comprehensive global financial group” that is competitive worldwide, providing high quality products and services to customers. The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

I.	Aspirations of the New Group

1.	Become One of the “Global Top 5”

The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

The combined market value of MTFG and UFJ Group will be approximately 9.0 trillion yen , which we believe will be the largest among the Japanese financial institutions and will rank around the tenth-largest among the global financial institutions worldwide.

•	In order to rank within the top five in the world, the group must significantly expand its profitability. With MTFG’s and UFJ Group’s potential for high profitability and synergy and streamlining effects expected to be realized through the integration, along with the implementation of the new group’s growth strategy, we believe that it will be possible for the new group to break into the “Global Top 5” within three years of the integration.

•	The new group aims to break into the “Global Top 5” by achieving the maximum level of integration effect as early as possible.

2.	Five Competitive Advantages to Break into the “Global Top 5”

The new group will be the first comprehensive, integrated financial group in Japan comprising commercial banks, trust banks and securities companies, as well as credit card companies, consumer finance companies, investment trust companies, lease companies and foreign banks (Such as Union Bank of California, N.A.).

The new group will commit its management resources and efforts to strive to be a comprehensive, integrated financial group that is dedicated to serving its clients and winning their trust. Under this “client focused” philosophy, the new group will aim to become one of the “Global Top 5” based on the five competitive advantages discussed below, which are not found in other Japanese financial groups.

•	Japan’s Preeminent Global Banking Network

•	The new group will serve its customers’ diverse financial needs worldwide using its solid domestic network as well as its leading global network covering over 40 countries worldwide staffed by experienced personnel familiar with local business customs.

•	The new group’s domestic corporate and retail clients will have access to world-class products and services such as those offered by UnionBank of California, N.A. , Manulife group,etc.

•	Strong Business Foundation Based on Our Retail Deposits and Diverse Customer Base

•	The large increase in retail deposits (approximately 60.0 trillion yen: total amount on a simple combined basis) reflecting our reliability is expected to be a source of improved earnings in the rapidly growing retail segment. The new group’s strong customer base will be an important asset to actively expand the trust and investment banking services in corporate banking business.

•	By providing a wide range of financial products and services as an integrated group to our diverse customer base, the new group aims to significantly enhance its profitability and competitiveness.

•	Strong Financial/Capital Foundation

•	Compared to other major Japanese financial groups, the equity capital of the new group is expected to be less dependent on public funds and deferred tax assets. The new group plans to repay public funds in the near future and aims to implement its growth strategy under independent management.

•	MTFG has been a leader among Japanese financial groups in achieving large-scale reductions of non-performing loans. The new group will continue these efforts to achieve financial soundness.

•	The strong financial/capital foundation of the new group will not only enable the group to assume larger risk positions but also allow management resources to be fully devoted to business initiatives, both of which will fuel increased profitability and enhanced shareholder value.

•	Highly Complementary Businesses and Networks

•	The new group will be optimally positioned to realize integration synergies and strengthen its customer base and business foundation in a well-balanced manner due to the highly complementary nature of MTFG’s and UFJ’s businesses and branch networks and minor impact on the customer/business base resulting from the consolidation of overlapping outlets.

•	The new group will enhance customer convenience through the balanced development of branch networks primarily in the Tokyo metropolitan, Chubu and Kansai areas.

•	The new group will be able to provide a broad range of services to its customers due to the complimentary nature of the various services provided by each of the group companies, including the banks, trust banks and securities companies.

•	Strong Corporate Governance and Transparent Management Appropriate for an NYSE-listed Company

•	As the only Japanese bank holding company listed on the NYSE, MTFG has been strengthening its internal controls and its compliance with the U.S. Sarbanes-Oxley Act. The new group will continue to implement a strong corporate governance system and conduct transparent management at a level expected of a leading global financial institution.

•	Keeping in mind its role as a major corporate citizen, the new group will implement appropriate Corporate Social Responsibility (CSR) policies to support sustainable growth.

II.	Operational Framework

The new group will establish the operational framework described below in order to maximize its strengths. The strategic initiatives for each business segment are described in the attached document.

1.	Region-Specific Development and Operations

While maximizing the utility of the two groups’ complementary regional networks in the Tokyo metropolitan, Chubu, Kansai and other regions, the new group will tailor its services to meet regional needs in these areas. The new group will also seek to restructure its management system to better service regional needs.

2.	Introduction of Consolidated Operational Framework

Each company in the new group, including the banks, trust banks and securities companies, will collaborate to aggressively implement the “Group Integration Strategy” in order to offer financial services that meet the needs of all customer segments in a unified, flexible manner. The new group will introduce a “Integrated Business Operational Framework” in order to enable it to make timely and unified decisions and maximize the integration synergy while implementing the optimal approach for each customer segment.

III.	Enhancing Integration and Management Efficiency

The new group will seek to maximize integration efficiency and speed by taking advantage of the highly complementary nature of MTFG’s and UFJ’s businesses. The new group plans to establish operational tie-ups between the two groups in various business areas before the formal October 2005 integration date.

1.	Integration Efficiencies

•	After a review of the domestic and overseas branch/office network, the staff and operations/systems, the target is to realize a cost reduction of approximately JPY200 billion to JPY250 billion per year through the integration.

Reference: Consolidated General and Administrative Expenses for the Fiscal Year Ended March 31, 2004

		JPY billion
MTFG	UFJ	Total
980.4	726.4	1,706.8

2.	Head Office Integration and Streamlining

•	The new group will integrate and streamline the head office functions and focus its management resources on achieving efficiency at the operational level. In addition, the organizational structure will be streamlined and management roles, responsibilities and reporting lines will be clearly delineated to enhance effective and timely decision-making.

3.	Increasing Branch-Network Convenience and Efficiency

•	The new group will seek to enhance the efficiency of its branch network by consolidating overlapping outlets, while ensuring that customer convenience and service levels are not compromised.

•	In particular, the new group will focus on the consolidation of outlets in the Tokyo metropolitan area, where there are more overlapping outlets. At the same time, we will strengthen our customer interface network by leveraging the strengths of each of our channels: ATMs, TV windows (ACM), call-centers and direct banking.

•	Overseas, the group will enhance its overall efficiency by seeking to consolidate overlapping outlets at the time of the integration while at the same time strive to strengthen its network to enhance the services provided to customers.

•	The new group will seek to utilize its service channels more effectively. For example, the new group will establish joint-outlets in order to minimize costs while providing one-stop shopping for banking, trust banking, securities and other financial services.

4.	Efficient Staff Relocation

•	The new group expects to reduce or redeploy approximately 10,000 personnel, mainly through the streamlining of back-office operations in the headquarter office. In terms of the redeployment of staff and resources, the new group plans to focus on strategic areas such as retail, small business, investment banking and asset management and servicing, to bolster earning power.

    Reference: Consolidated Employees as of March 31, 2004

MTFG	UFJ	Total
43,627	34,269	77,896

5.	Integrated Operations and Systems

•	From the first day of the integration, the new group will strive to provide seamless delivery of the same services that customers have previously enjoyed by initially maintaining the domestic account systems of both groups. We are planning to integrate market-related and overseas systems at an early stage.

•	The new group will adopt a uniform standard for operations and systems while prioritizing improvements in function, quality and safety, and will aim to reduce the group’s overall infrastructure costs.

(Press contacts)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	03-3240-8149
UFJ Holdings, Inc.	Public Relations Department	03-3212-5460

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

1. Retail Banking Strategy

The new group’s retail operations will place equal emphasis on improving customer convenience and enhancing shareholder value. The new group will seek to build a retail brand on par with that of leading banks worldwide, and to provide our customers with world-class retail services. We aim to achieve these goals by leveraging the complementary strengths of the two groups and gaining customer trust through the maintenance of a strong financial base and clear, consistent manner management.

(1)	The highest level of customer service

(a)	A non-redundant branch network tailored specifically to local needs

•	The new group will aim to establish a balanced branch network, with a focus on Tokyo, Osaka and Nagoya, Japan’s three major metropolitan areas. Utilizing this network, the new group will strive to surpass competing Japanese banking groups in customer convenience.

•	Since the two groups have a relatively small number of redundant branches, we will seek to minimize both the number of branches to be consolidated and any resulting adverse impact on customer convenience.

•	The new group will introduce services tailored specifically to meet the needs of local communities.

Number of Staffed Branches by Area (As of March 31, 2004

(Unit: No. of Branches)

	Metropolitan Tokyo	Chubu	Kansai	Others	Total
New Group	454	155	221	87	917
BTM+UFJ Bank	350	127	171	25	673
MTB+UFJ Trust	41	9	17	20	87
MS+UFJ Tsubasa	63	19	33	42	157

NOTE: Total number of existing branches; includes satellite branches

(b)	Integrated financial services strategy encompassing banking, trust, and securities services

•	One-stop shopping for financial services designed to meet the increasingly diverse and sophisticated needs of our customers.

(c)	Operational strategy tailored to individual customer segments

•	Customer needs will be identified and accurately met on a segment-by-segment basis. Products and services will be tailored specifically to each segment and delivered to the end-customer through the most appropriate channel available.

•	Through measures such as expanding the number of access points where customers can obtain cash, the new group will pursue a cutting-edge mass retail strategy designed to enhance customer convenience and increase competitiveness.

•	Customers who maintain balances that exceed a predetermined amount will be assigned a trained advisor who will assist the customer in selecting and/or developing products and services tailored to meet his/her specific financial needs.

•	Operational strategy that leverages MTFG’s and UFJ Group’s respective strengths

•	MTFG or UFJ Group is currently the market leader among the four major Japanese banking groups in terms of year-on-year increases in mortgage loans, individual deposits, foreign currency deposits and growth in assets held in investment trusts and investment trust sales. We plan to expand upon these existing strengths and develop unique new businesses going forward.

•	In areas where we expect continued growth in consumer demand — notably in individual annuities and investment trusts stocks/mutual funds — the new group will provide a variety of products and services at a level of quality equal to those offered by our global competitors, while giving due consideration to relevant compliance issues.

Main Products Services (As of March 31,2004

(Unit: JPY100 Million Yen)

	MTFG	UFJ	MTFG+ UFJ	SMBC	Mizuho
Individual Loan Deposits	83,454	109,599	193,053	‚138,759	ƒ123,356
YOY Increase / Decrease	6,003	7,132	13,135	‚2,100	ƒΔ5,131
Individual Savings Deposits	334,023	267,543	601,566	‚316,318	ƒ304,653
YOY Increase / Decrease	12,379	1,719	14,098	‚4,216	ƒΔ1,637
Individual Foreign Currency Deposits	9,441	5,375	14,816	‚5,713	N.A.
Total Individual Annuities	3,609	2,540	6,149	‚4,829	N.A.
Individual Investment Trusts	13,872	10,163	24,035	‚20,057	ƒ12,145
YOY Increase / Decrease	4,917	1,744	6,661	‚3,308	ƒ3,135

NOTE: banking and trust businesses only (excluding securities business)

Data of Other Banks: Based on IR materials and disclosure-related publications of other banks.

“Individual Investment Trusts” data excerpted from Kinyu Zaisei Jijo weekly .

•	MTFG currently plans to become the first major Japanese bank to issue its own credit cards in October 2004 after the strategic business and capital alliance with ACOM CO, LTD., a leading consumer finance company, while UFJ is already a leader in the credit card industry. The new group will combine these strengths to become a leader in the consumer finance business by providing cutting-edge, high-quality products and services.

•	As one of the providers who handles the most testamentary trust transactions, the new group will provide a variety of services related to real estate and asset succession that leverage its ability to identify and meet the individual needs of each customer.

Main Trust Products and Services (As of March 31,2004)

(Units: No. of Cases/ JPY100 Million Yen)

	MTB	UFJTrust	MTFG+ UFJ	Snmitomo Trust	Mizuho Trust
Testamentary Trust Contracts with execution	8,626	5,423	14,049	1,953	4,877
Real Estate Commissions	56	23	80	N.A.	N.A.

NOTE: “Real Estate Commissions” are actual figures of a housing sales subsidiary for fiscal 2003.

Data of other Banks: Excerpt from the Nikkei Financial Daily.

•	We will take advantage of the opportunities created through deregulation in our securities brokerage business. Customer convenience levels will improve from widespread implementation of a one-stop shopping approach to product and service delivery.

(d)	Maximize our overseas network to expand our global business

•	While operating in Japan, the new group will be able to provide domestic customers with products and services that meet global standards by leveraging our strong overseas network. Our network includes UBOC (Union Bank of California; A Rating), a U.S.bank of the MTFG group, as well as the Manulife Group, a leading global provider of insurance products (AA+ Rating) with whom MTFG formed a business and capital alliance this January.

(e)	Provide cutting-edge customer services while maintaining customer security

•	Bank of Tokyo-Mitsubishi plans to become the first mega-bank to issue a multi-use card that uses biometrics to identify the owner upon launching this service in October 2004. We will provide cutting-edge services which will fundamentally strengthen the security of our accountholders.

•	UFJ Bank is also planning to strengthen its card security system and the new group will be in a position to provide new innovative services leveraging the latest technology.

(2)	Growing shareholder value

(a)	By achieving healthy gross margins and lean operating expense ratios, we aim to rapidly increase the group’s profitability to levels equal to those of the world’s retail banks.

•	Building on the positive effects generated through “(1) Highest levels of customer service,” including strong customer trust and support, we aim to expand our gross margin while keeping operating costs in check, resulting in profitability that will rival the world’s most successful retail banks.

•	To date, it has taken between three to four years to realize anticipated cost reduction benefits from many of the mergers of financial institutions. In this case, however, we anticipate that cost reduction benefits will be realized within one to two years of implementation because there is little overlap in the businesses and because we complement each other.

•	Certain strategically important operations will be merged in advance of the October 2005 merger date.

(b)	Consolidated net profit targets for the new group’s retail operations

•	If the current zero-interest rate environment were to continue, we are targeting a consolidated net business profit of between JPY 600 – 700 billion approximately two years after the merger.

•	If short-term market interest rates increase to approximately 0.5%, we expect a further JPY200 – 300 billion in the profit, putting us near the JPY1 trillion range.

(3)	Shared mission for bank employees

(a)	All employees in the retail banking operations will share the common goal of building a world-class retail business. In addition, employees will emphasize compliance issues and continuously strive to acquire new, cutting-edge financial skills and knowledge while leveraging external resources to ensure that the Retail Academy provides innovative training and educational services to meet customer needs.

2. Corporate business strategies

(1) Basic Integration Policy

•	The new group plans to implement an integrated business management structure that manages banking, trust service, securities, leasing and other businesses on a consolidated basis. As a result, the group aims to provide innovative comprehensive financial services that meet the needs of a wide variety of corporate customers, ranging from large, publicly traded companies to small and medium-sized companies.

•	While the new group aims to enhance management efficiency by streamlining the head office functions, consolidating overlapping offices and operations and restructuring operational framework, it will focus its management resources on strategic business areas such as business with small and medium-sized companies, investment banking and securities businesses, etc. As a result, the new group will maximize the effect of management integration through earnings power enhancement and costs reduction.

(2) Business Strategies

•	Business Strategies by customer segment

[Large, publicly traded companies]

•	In order to accurately meet the diversified and sophisticated needs of our customers, the new group will not only utilize its integrated strengths in the banking, trust services, and securities businesses but also leverage its leading global network in order to provide comprehensive financial solutions worldwide.

•	The new group will establish and develop a framework that will enable us to become a truly reliable business partner to our customers, by further strengthening the group’s investment banking and securities business functions.

[Medium-sized companies]

•	The new group will not only meet customers’ needs for loans, settlement and foreign exchange services but also provide versatile business support services, such as M&A advisory, business-matching and support for overseas market entry by leveraging our massive customer base. The group will also meet demands for IPOs and business transformation using the new group ‘s diverse capabilities.

•	In addition, the group will also actively meet the customers’ diversified needs for financing and hedging against market risks by providing small-scale, multi-purpose investment banking products.

[Small companies]

•	The new group will be able to quickly meet the customer’s financing needs by utilizing a more simple and sophisticated credit review model as well as offering an expanded line of products.

•	The group will substantially expand its customer base while maintaining efficiency through expanding the content for online banking channels and effectively utilizing the telephone banking centers as well as its branch network.

[The corporate customer base after the integration]

Breakdown of customers by amount of business					(in thousands)
	BTM+UFJ		Sumitomo Mitsui		Mizuho
	No. companies	% total	No. companies	% total	No. companies	% total
¥100 billion or more	1.3	0.5%	1.1	0.5%	1.3	0.6%
¥10-100 billion	9.7	3.4%	7.8	3.5%	9.0	4.4%
¥3-10 billion	18.5	6.5%	14.2	6.4%	15.8	7.7%
< ¥3 billion	255.3	89.7%	199.8	89.7%	177.8	87.2%

Total	284.8	—	222.9	—	203.8	—

Publicly traded companies	3.1	1.1%	2.5	1.1%	3.0	1.5%

Source: TEIKOKU DATABANK COSMOS II

•	Strategies by business area

The integration will create a bank and a trust bank that are very competitive in many business areas, including lending, settlement services, foreign exchange, investment banking, overseas operations, and trust services, and a much stronger securities company.

•	In the area of overseas operations, where the new group will be particularly strong, the group will aim to be one of the top Asian global banks, Japanese or non-Japanese, that is able to provide high quality services, as a result of synergies between the MTFG’s overseas network and the UFJ Group’s broad customer base in Japan.

•	In the investment banking and securities businesses, the derivatives, syndicated loans M&A and structured finance operations will be strengthened through strategic management of the group ‘s human resources.

•	The new group will offer the highest level of trust and stock transfer agency products and services. Furthermore, the new group will strive to gain the top market position in the real estate business, based on the broader customer base and information system network.

3. Strategies for the trust asset (asset management and administrator) business

(1) Basic Integration Policy

Mitsubishi Tokyo Financial Group and the UFJ Group intend to meet customers’ increasingly sophisticated and diversified needs in the trust asset business by combining the two groups’ expertise.

•	The trust bank of the new group will have a premier market presence in the trust asset business, with approximately 30% of the market share for pension trusts (35% among trust banks) and approximately 40% of the market share for investment trusts based on assets held in investment trusts. Building on our very large asset base, we will strive to further increase customer satisfaction by making substantial investments in personnel and IT technology resources, and provide a full line of cutting-edge services designed to fit specific customer needs. In addition, we will build a stronger platform to provide a wide range of investment products for both the wholesale market, which is focused on institutional investors, and the retail market, which is focused on individual investors.

•	The trust bank of the new group, which will have the largest asset base in Japan, will, as an industry leader, actively provide new trust banking services and strive to contribute to the increased use of “trusts” in society overall.

•	By implementing the strategies outlined below, the new group will seek to solidify its position as a leading Japanese financial services group in the main areas of trust asset business in terms of both quantity and quality, and also to build its competitiveness to be able to rank on par with overseas financial services groups.

(2) Business strategies

Through the combination of the investment expertise that both groups have developed in the investment management business, and the economies of scale and the synergies produced by the integration in the trust and custody business, the new group will become more competitive.

•	In the increasingly competitive investment management business, the new group, with its top class Japanese trust bank (with about ¥24 trillion in investment assets) will be able to respond fully to customers’ various investment needs by leveraging the expertise of the Mitsubishi Tokyo Financial Group and UFJ Group to improve performance, and further expand product lines.

•	In the trust and custody business, the new group will focus on lowering operational costs as a result of the economies of scale realized from securing a large market share from the integration. We intend to substantially strengthen our competitiveness by streamlining back-office and systems operations. In addition, amid the ongoing shift to paperless systems for the settlement of stock and other securities transactions, we will take advantage of the economies of scale and make aggressive investments in resources.

•	Mitsubishi Trust & Banking and UFJ Trust Bank are extremely complementary in the trust and custody business, and will be able to benefit immediately from the integration. In particular, both trust banks have joint trust and custody operations with Master Trust Bank of Japan, Ltd., and will be able to benefit promptly from the integration at a low cost.

In addition, the new group will make the most of the complementary nature of the service area, customer base, and capabilities of Mitsubishi Tokyo Financial Group and the UFJ Group.

•	The Mitsubishi Tokyo Financial Group and UFJ Group complement each other in terms of trust service area, with the former particularly strong in the Kanto region and the latter in the Chubu and Kansai regions.

•	In the pension trust business, the new group will have a well-balanced customer base and improved quality of service, given the Mitsubishi Tokyo Financial Group’s strengths in corporate pension plans and long experience in plan consulting, and UFJ Group’s strengths in general employees’ pension funds and long experience in management services.

•	In the investment trust business, the resulting customer base will be well balanced with of the Mitsubishi Tokyo Financial Group’s strong base of financial institution customers and the UFJ Group’s strong base of securities company customers.

•	The new group plans to expand the global trust services business by leveraging both groups’ solid domestic customer bases and the Mitsubishi Tokyo Financial Group’s strengths in overseas markets.

Pension trust/securities trust by businesses

(JPY 100M)

	Mitsubishi Trust	UFJ Trust	Total	Rank
Pension trusts (Note 1)	78,187	47,822	126,008	No.1
Specified money trusts for pension (Note 1)	71,140	20,199	91,339	No.1
Separately managed designated money trusts	71,204	38,442	109,646	No.1
Fund trusts	2,243	1,142	3,385	No.1
Separately managed designated monetary trusts	40,903	18,733	59,636	No.1
Investment trusts	95,273	125,821	221,094	No.1

Note 1: Welfare Pension Fund and DB balance in market value, others in book amount

(Source) Mitsubishi Trust and UFJ Trust estimated numbers